

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

January 22, 2015

Via E-mail
Michael Heitz
President
First Priority Tax Solutions Inc.
137 N. Main Street, Suite 200A
Dayton, Ohio 45402

>   **Re: First Priority Tax Solutions Inc.**
>   **Amendment No. 1 to Registration Statement on Form S-11**
>   **Filed December 24, 2015**
>   **File No. 333-199336**

Dear Mr. Heitz:

We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Business, page 36

Plan of Operation, page 39

1. We have reviewed your response to comment 9 of our letter dated November 14, 2014. Please revise your disclosure to clarify how many properties you plan to acquire in the next twelve months. You state in the first paragraph in this section that you intend to acquire at least two commercial properties. In paragraphs 2 and 3 of this section, you state that you intend to acquire two and one properties through various methods as noted. Also include in greater detail any criteria you use in determining assets that may be suitable for purchase. Finally, please include a statement that there is no guarantee that you may obtain financing on suitable terms or at all, if true.

2. We note your disclosure that you may make an investment in excess of $500,000 for premium assets. Please discuss what criteria you will consider and whether board

> approval would be required to make such an investment. Please also disclose if there is a limit in your charter or otherwise on the amount you may invest in any one asset.

Certain Activities involving Related Parties, page 41

3. Please provide disclosure regarding your marketing agreement with Miller-Valentine GEM Real Estate Group, including the approximate dollar amount involved, or advise. Refer to Item 404 of Regulation S-K for guidance.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Bill Demarest, Staff Accountant, at (202) 551-3432 or Jorge Bonilla, Staff Accountant, at (202) 551-3414 if you have questions regarding comments on the financial statements and related matters. Please contact Rahul Patel, Staff Attorney, at (202) 551-3799 or me at (202) 551-3404 with any other questions.

Sincerely,

/s/ Kristina Aberg

Kristina Aberg
Staff Attorney

cc: Spencer G. Feldman, Esq. (Via E-mail)